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CONFIDENTIAL

Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Draft Registration Statement on Form F-1

CIK No. 0001857816

Dear Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 20, 2021 on the Company’s first revised draft registration statement on Form F-1 confidentially submitted on July 2, 2021 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised second draft registration statement on Form F-1 (the “Second Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review. The Second Revised Draft Registration Statement also reflects (i) the inclusion of the Company’s unaudited condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2020 and 2021, and (ii) updates relating to the interim financial results and other recent developments.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Second Revised Draft Registration Statement, marked to show changes to the Revised Draft Registration Statement, and one copy of the submitted exhibits.

Resident Partners: Josef S. Athanas Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Simon J. Cooke	Simon M. Hawkins Sungjin Kang Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Benjamin B. R. Carale (New York) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California)	Benjamin P. Su (New York) Richard Watkins (England & Wales) Daying Zhang (New York)

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Second Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 2, 2021

Prospectus Summary

Corporate History and Structure, page 7

1.

We partially re-issue comment 2. In this regard, we note that your response and revised disclosures provide that you will continue your corporate restructuring to obtain direct ownership in all of your VIEs. If known, please disclose the expected timing as to when you will continue your corporate restructuring and obtain direct ownership in all of your VIEs.

The Company respectfully advises the Staff that to the extent permissible by applicable laws and without the potential for disruptions to the Company’s operations, the Company will obtain direct ownership in all of the VIEs that are currently effective and the Company intends to complete the corporate restructuring within 12 months from the completion of the initial public offering. In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 91 of the Second Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Corporate Structure, page 42

2.

Please clarify in a separately captioned risk factor that you are not required by current Chinese law, or any other laws or jurisdictions, to operate your business through a VIE structure because direct foreign ownership of a company operating in your industry and conducting your business activities, as disclosed on page 85, is not subject to restrictions on foreign investment. Please highlight that by voluntarily adopting your current structure, shareholders may be subject to greater uncertainty as to the legality of their share ownership, if true.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Second Revised Draft Registration Statement.

Risks Related to the ADSs and this Offering

Your rights to pursue claims against the depositary..., page 67

3.

We note your revised disclosures in response to comment 8, and that the exclusive forum provision in your deposit agreement applies to actions arising under the Securities Act. We re-issue our comment in part. Please revise the risk factor to state that there is uncertainty as to whether a court would enforce such provision.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Second Revised Draft Second Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Revenues

Product Revenue - Off-platform Ecommerce, page 100

4.

We note the disclosures you provided in response to comment 11. Please describe the expenses you incur from third-party websites and how the amount of the fees are determined. In addition, explain to us the basis for recording (i) expenses associated with product sales to B against revenue and (ii) expenses associated with product sales to C as selling and marketing rather than cost of revenue.

The Company respectfully advises the Staff that the Company has two business lines under Off-platform Ecommerce, which are product sales to B and product sales to C. The two business lines have different customer groups.

Product sales to B refers to product sales to third-party ecommerce websites such as Walmart and Wayfair, where these ecommerce websites are the Company’s customers for the purposes of ASC 606. These ecommerce websites charge the Company marketing service fees; however, no distinct good or service was or would be received by the Company in exchange for such fees. According to ASC 606-10-32-25, an entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service. Therefore, for product sales to B, such payments made to third-party ecommerce websites are not recognized as expenses but as reduction of revenues.

Product sales to C refers to product sales to individual customers through other third-party ecommerce websites such as Amazon and Rakuten, where the individuals are the Company’s customers for the purposes of ASC 606. The third-party ecommerce websites in these cases provide advertising services, transaction processing services and the access to payment, to facilitate our retail sales. The platform service fees in exchange for such services by the third-party ecommerce websites, determined as a specified percentage of selling price collected from individual customers, are recognized as expenses, because such expenses are considered as platform commissions. According to ASC 720, as such expenses are not directly related to procurement of the products that the Company sells, they are not recorded as cost of revenues but as selling and marketing expenses. In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and F-19 of the Second Revised Draft Registration Statement.

Cost of Revenues, page 101

5.

In regard to cost of services, please explain to us what the costs associated with the operation of the GigaCloud Marketplace represent. In regard to cost of product sales, explain to us why no costs associated with your platform are included when you sell these products through your platform.

The Company respectfully advises the Staff that the costs associated with the operation of GigaCloud Marketplace primarily include IT staff costs and expenses incurred for the maintenance of IT infrastructure. The Company developed GigaCloud Marketplace to provide platform services for small business owners dealing with cross-border trading of large parcels. In order to build up the scale in GigaCloud Marketplace, the Company sells its own products in GigaCloud Marketplace to create more products variety for buyers. The Company has a dedicated team of staff to oversee the Company’s own products sold through GigaCloud Marketplace, similar to a third-party seller in the marketplace. Such staff cost was already included in the cost of product sales. As GigaCloud Marketplace primarily facilitates third-party platform services, none of the platform operation costs have been allocated to and included in the cost of product sales and instead all of such costs are included in cost of services. In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Second Revised Draft Registration Statement.

Selling and Marketing Expenses, page 102

6.	Please explain to us what platform service fee represents.

The Company respectfully advises the Staff that platform service fee included in the selling and marketing expenses refers to those fees incurred for product sales to individual customers through third-party ecommerce websites, namely product sales to C. Platform services provided by such third-party ecommerce websites are used to facilitate our retail sales, including advertising our products on the websites or search results; transaction processing services and collecting cash consideration from individual customers on behalf of us. Expenses charged by these websites are at a percentage of selling price collected from individual customers and they are considered platform commission. In response to the Staff’s comment, the Company has revised the disclosure on pages 107, 111, 113, 122 and F-19 of the Second Revised Draft Registration Statement.

Liquidity and Capital Resources

Cash Flows and Working Capital

Operating Activities, page 111

7.

It is not clear how you changed your discussion in response to comment 13. Please revise your discussions to highlight the significant factors that contributed to the differences in how cash was generated/used between comparative periods presented. For example, discuss and analyze the change in net cash used of $6.5 million for the three months ended March 31, 2021, to cash provided of $2.1 million for the three months ended March 31, 2020, and the change of $32.1 million in cash provided between the annual periods 2020 and 2019. Additionally, if not apparent from your analysis, concisely discuss why operating cash was used for the three months ended March 31, 2021. Refer to the guidance noted in the previous comment for assistance in preparing your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 116 and 117 of the Second Revised Draft Registration Statement.

Regulations

Regulatory Overview of the PRC

Regulations Relating to Foreign Investment, page 135

8.

We note your response to comment 18, and that none of your business operated by your PRC subsidiaries is subject to PRC regulations that restrict or prohibit foreign ownership in China. Please revise your disclosure in this section to clarify as much.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Second Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-14

9.	Please explain to us and disclose in the notes to the financial statements your accounting for the remorse protection program disclosed on page 98.

The Company launched a remorse protection program in 2021, pursuant to which the buyers on the Company’s GigaCloud Marketplace can elect to participate on a transaction-by-transaction basis. Pursuant to the program, the buyers shall pay the Company a fee of 2% of the underlying purchase price of the related products they buy in GigaCloud Marketplace, and the Company aims to cover a portion of the buyer’s risk when its customers seek compensation/discount on certain items for non-product quality reasons and when actual losses are incurred for up to 60 days from the shipment of product.

The Company sees its remorse protection program as a price differentiation strategy targeted at the more risk-averse buyers in GigaCloud Marketplace. The Company has determined that the fee under the remorse protection program should be calculated based on the purchaser price of the underlying products purchased by the buyers, regardless whether the purchase was made through product sales under GigaCloud 1P or platform services under GigaCloud 3P. In addition, notwithstanding the additional potential for compensation to buyers under the remorse protection program, the Company has determined that its nature of promise of performance under the remorse protection program to its buyers in GigaCloud Marketplace is no different from the nature of the Company’s promise of performance to other buyers that do not enroll into the program, as the Company has not promised any further performance to its buyers as a result of the program.

Accordingly, the Company has determined that the performance obligation under the remorse protection program is satisfied at the same point in time as other transactions in GigaCloud Marketplace where the buyers do not enroll in the remorse protection program, when the control over the underlying products is transferred to the its customers. The potential for compensation results in the transaction price of the product sales under GigaCloud 1P or platform services under GigaCloud 3P being variable under ASC 606-10-32-6. In this connection, the Company has taken into account the constraint guidance in ASC 606-10-32-11 and has only included that part of the variable consideration in the transaction price of its product sales under GigaCloud 1P and platform services under GigaCloud 3P such that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company has estimated the amount of variable consideration to be included in the transaction using the “expected value” method and would update its estimated transaction price at the end of each reporting period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Second Revised Draft Registration Statement. For the six months ended June 30, 2021, as the amounts of the fee collected and compensation under the program had inconsequential financial impact, therefore, the Company would not disclose the accounting in the notes to the unaudited condensed consolidated financial statements.

(m) Revenue recognition, page F-18

10.

You disclose on page 122 your commission is typically set at 5% with step downs based on monthly sales volume. This appears to be variable consideration. Please provide disclosure about this pursuant to ASC 606-10-50-12.b and 50-20.a, b and c.

The Company respectfully advises the Staff that the commission fee is considered variable consideration, as it is set at a rate with step downs based on monthly sales volume, which is unknown until monthly sales are completed.

The Company, together with its subsidiaries and consolidated VIEs, (the “Group”) take 5% of the transacted product value as commission fees initially when a transaction is completed; and, for customers whose monthly transaction value reaches certain specified hurdles, they would receive a varying level of credits that is applied retrospectively depending on the tier they have reached. Revenue of commission fee is recognized upon successful sales of merchandise by the sellers on GigaCloud Marketplace, which is when the Group is entitled the payments of the commission fee from such sellers. Given the fact that the Group settles with the sellers regularly on a monthly basis, therefore, the Group is considered not having any significant financing components.

As is required by ASC 606-10-50-20. a and b, an entity shall include in the transaction price some or all of an amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In practice, as the Group resets and confirms the credit and hence the effective rate of commission fee for each Seller at the end of each calendar month, no estimation of variable consideration is required beyond the end of each month.

With respect to ASC 606-10-50-20. c, the Group considers it has no further performance obligation to fulfil after each transaction is consummated, and therefore the disclosure is not applicable to the Group’s circumstances.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121 and F-20 of the Second Revised Draft Registration Statement.

General

11.

In light of recent events that indicate greater oversight by the Cyberspace Administration of China in terms of data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 43, 50, 51, 52, 53, 142 and 143 of the Second Revised Draft Registration Statement.

*    *    *

If you have any questions regarding the Second Revised Draft Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to accounting and auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Joseph Ichih Huang, Chief Financial Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP